EXHIBIT 99.2

CRYPTOLOGIC LIMITED

MANAGEMENT’S DISCUSSION AND ANALYSIS

INTRODUCTION

The following report contains management’s discussion and analysis (“MD&A”) of CryptoLogic Limited’s consolidated results of operations and financial condition for the year ended December 31, 2011 compared with the year ended December 31, 2010 and should be read in conjunction with the audited consolidated financial statements and accompanying notes for the year ended December 31, 2011, which will, upon filing, be available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.  All currency amounts are in US dollars, unless otherwise indicated.  This MD&A is dated March 7, 2012.

CryptoLogic Limited (“CryptoLogic”) and our subsidiaries are referred to collectively as “the Company”, “we”, “us”, and “our” throughout this MD&A, unless otherwise specified.

Certain of the statements contained in this MD&A may contain forward-looking statements and forward-looking information within the meaning of applicable law, including the Securities Act (Ontario).  Statements regarding the Company’s objectives, goals, strategies, beliefs, intentions, plans, estimates and outlook, future operations, future financial position, future revenues and projected costs are forward-looking statements or contain forward-looking information.  Words such as “anticipates”, “believes”, “budgets”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “may”, “might”, “plans”, “projects”, “schedule”, “should”, “will”, “would” and similar expressions are used to identify forward-looking statements or information.

Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties.  Should one or more of these risks materialize, or should assumptions underlying the forward-looking statements or information prove incorrect, actual results may vary significantly from what management currently foresees.  Accordingly, investors should exercise caution when considering any forward-looking statements or information herein and undue reliance should not be placed on such statements or information.  Certain material factors or assumptions are applied in making forward-looking statements, including, but not limited to, factors and assumptions regarding government regulation, Internet viability and system infrastructure and reliability, market demand, Internet security, reliance on Internet service providers, competition, dependence on top licensees, chargebacks, risks inherent in doing business internationally, foreign exchange fluctuations, litigation, the Company’s ability to protect its proprietary technology, reliance on key employees, management’s ability to develop and manage growth, ability to integrate acquired businesses, share volatility and liquidity. Investors are cautioned that the foregoing list of important factors that may affect future results is not exhaustive.  When relying on forward-looking statements or information to make decisions with respect to the Company, investors should carefully consider the foregoing factors and other uncertainties and potential events.  The Company undertakes no obligation to update or revise any forward-looking statement or information, except as required by applicable law.

Additional information regarding the Company, including the Company’s annual report on Form 20-F for the year ended December 31, 2011 will, upon filing, be available at www.sedar.com and www.sec.gov.  Some figures and percentages may not total exactly due to rounding.

BUSINESS OVERVIEW

CryptoLogic is a publicly traded online gambling software developer and supplier servicing the Internet gambling market.  CryptoLogic, through its wholly-owned subsidiaries, provides software licensing, e-cash management and customer support services for our Internet gambling software to an international client base (“licensees” or “customers”) around the world, who operate under government authority where their Internet businesses are licensed.

Founded in 1995, the Company launched the world’s first online casino games that year.  With a resilient and scalable platform, a commitment to developing the best games in the marketplace and complemented with excellent customer support, the Company thereafter secured an excellent reputation for its product offering.

The enactment in the United States of the Unlawful Internet Gambling Enforcement Act in late 2006, which effectively banned online gambling in the United States by making it illegal to process the related financial transactions, had a very significant negative impact on the Company’s revenue. The Company sought to grow its business internationally and, from 2009, launched a new business model, centered on the Company evolving from purely a developer and licensor of Internet gambling software on its own network, to one which still develops and licenses an excellent casino product, but also delivers high-quality, Branded and non-Branded Games to the industry at large.

The Company faced substantial ongoing challenges in 2010 as it continued its strategy aimed at returning to profitability and long-term growth against the backdrop of a global economic downturn, continuing disappointing returns from major Hosted Casino licensees and licensee delays in the roll-out of Branded Games.

By Q1 2010, the Company had incurred eight continuous quarters of significant operating losses and negative cash flows.  Against this backdrop of a continuing decline in revenues and working capital, management determined that a material reduction in expenses was necessary in order to preserve cash and give the Company sufficient time to focus on increasing revenues.  Accordingly, the Company made a significant restructuring effort, commencing midway through Q3 2010, and resulting in a reduction of almost 50% in operating and general and administrative expense to $6.2 million in Q4 2010 from $12.1 million in Q2 2010, the last full quarter before this restructuring.

The focus on cost control continued into 2011 with operating and general and administrative expense averaging $5.8 million per quarter during the year.  The breathing space afforded by the restructuring allowed the Company to arrest the decline in revenues, resulting in the Company reporting, as further analysed below:

•	its first annual increase in revenues since 2006;
•	a turnaround in results from a reported loss of $21.6 million in 2010 to a reported profit of $6.5 million in 2011; and
•	an increase in cash and cash equivalents during the year from $10.6 million to $16.6 million.

In February 2011, the Company appointed Deloitte Corporate Finance to act as its independent financial adviser to assist it with a strategic review encompassing a range of options available to the Company from continuing as an independent entity through to the sale of part or all of its business, as well as to provide advice with respect to any potential transaction.  During 2011, in connection with the strategic review, a number of parties contacted or were contacted by Deloitte Corporate Finance.  In February 2012, a recommended cash offer from Amaya Gaming Group Inc. for the entire issued and to be issued share capital of CryptoLogic was announced at a price of $2.535 per Ordinary Share, a premium of approximately 110% to the closing price of $1.21 per Ordinary Share on NASDAQ on March 24, 2011, the day prior to the announcement of the strategic review.

In January 2012, the Company announced that it had acquired, for nominal consideration, the Maltese online gambling licenses for InterCasino from OIGE, the Company’s largest and longest-standing Hosted Casino licensee, resulting in the Company becoming an online casino owner.

STRATEGY

Management remains focused on the development and support of the Hosted Casino business while continuing to build on the success of our Branded Games initiative by expanding our partnerships and broadening the types of games we offer.  In 2011, the first games went live with licensees of Instant Click, the Company’s improved gaming delivery package that enables rapid deployment of a range of titles from our suite of games by online operators and technology providers on their own e-gaming infrastructure and electronic cashier systems.

CryptoLogic’s strategy has two main elements:

•
Focusing on our core Internet Hosted Casino business.  Our award-winning games are complemented by a widely acclaimed support services structure.  From 2012, with the Company’s acquisition of the Maltese online gambling licenses for InterCasino from OIGE, the Company’s largest and longest-standing licensee, the Company became an online casino owner, resulting in the majority of the Hosted Casino business becoming a B2C business.

•
Licensing our Branded Games to others, directly, via other technology platforms or via Instant Click.  Through working with highly respected content providers and brand owners, we have successfully delivered the likes of Spiderman, The Hulk and Batman to both our own Hosted Casino licensees and to the market in general.

Among the new signings or launches in 2011 were:

•	SkillOnNet, the first customer live on Instant Click
•	bwin
•	Loto Québec

PRODUCT PERFORMANCE

We began the year under review with 170 Branded Games live and ended with 212.  This remains lower than originally planned and we continue to experience delays beyond our control in the roll out of these games by licensees.

Our goal is to continue to provide excellent game content supported by innovative game mechanics and bonuses and to improve on the speed of roll out of new games with our licensees.  Instant Click can be instrumental in the speed of roll out of new games, since a single integration allows the suite of in excess of 50 games to be made available at one time to a customer.

NEW DEVELOPMENTS

We deployed our newest offering, Instant Click, a new gaming package that enables rapid deployment of a range of titles from our suite of games by online operators and technology providers on their own e-gaming infrastructure and electronic cashier systems.  The first implementations of Instant Click went live in 2011 and early 2012.

OUTLOOK

The global e-gambling industry continues to become ever more competitive, whilst subject to increasing regulation.  CryptoLogic is well placed to enhance its position in the industry but only if we stay focused and lean, and capable of responding to changing market expectations and delivering products and service levels of the highest quality.

The European market offers scope for growth, tempered by the challenges in an environment of increasing regulation.  Our goals for 2012 are:

•	Improved revenue from Hosted Casino, including its newly-acquired online casino offering;
•	Improved revenue from Branded Games as new and existing licensees roll out games;
•	Improved revenue from Instant Click deployments; and
•	Continuing tight control over costs with initiatives to improve efficiency where possible.

Whilst the US market has effectively been closed since the passing of the Unlawful Internet Gambling Enforcement Act in October 2006, we continue to monitor the situation closely and the various options that would allow us re-entry at the appropriate time.

OVERVIEW OF RESULTS – 2011

The following table presents selected financial data for each of the two most recent financial years of the Company on a consolidated basis:

For the years ended December 31,
(in thousands of US dollars, except per share data)
	2011	% of revenue	2010	% of revenue
Hosted Casino	$23,414	85.9%	$21,976	84.6%
Branded Games	6,858	25.2%	5,495	21.1%
Poker	864	3.2%	1,625	6.3%
Other	346	1.2%	1,136	4.4%
Revenue before amortization	31,482	115.5%	30,232	116.4%
Amortization of royalties	(3,430)	(12.6%)	(3,080)	(11.9%)
Amortization of games	(799)	(2.9%)	(1,164)	(4.5%)
Revenue	$27,253	100.0%	$25,988	100.0%
Expenses
Operating	17,570	64.4%	0,130	116.0%
General and administrative	5,739	21.1%	7,561	29.1%
Depreciation and amortization	1,494	5.5%	2,372	9.1%
Impairment of intangible assets	–	–	5,329	20.5%
Reorganization	–	–	1,935	7.4%
	24,803	91.0%	47,327	182.1%
Results from operating activities	2,450	9.0%	(21,339)	(82.1%)
Net finance income/(costs)	49	0.2%	190	0.7%
Profit on derecognition of available-for-sale assets	1,250	4.6%	185	0.7%
Profit/(loss) before income taxes	3,749	13.8%	(20,964)	(80.7%)
Income tax expense/(credit)	(2,706)	(9.9%)	657	2.5%
Profit/(loss) and total comprehensive income/(loss) for the period	$6,455	23.7%	$(21,621)	(83.2%)

Profit/(loss) and total comprehensive income/(loss) attributable to:
Shareholders of CryptoLogic	6,057	22.2%	(20,112)	(77.4%)
Non-controlling interests	398	1.5%	(1,509)	(5.8%)
Profit/(loss) and total comprehensive income/(loss) for the period	$6,455	23.7%	$(21,621)	(83.2%)

Earnings/(loss) per share
Basic	$0.47		$(1.56)
Diluted	$0.47		$(1.56)
Weighted average number of shares (000’s)
Basic	13,820		13,820
Diluted	13,830		13,820
Total assets	$35,802		$37,545
Total equity	$24,538		$18,041
Dividends per share (1)	$–		$–

(1)	CryptoLogic has not declared a dividend since Q3 2009 and does not expect to declare any dividends for the foreseeable future.

RESULTS OF OPERATIONS – 2011

Revenue

Revenue increased 4.9% to $27.3 million for the year ended December 31, 2011 when compared with the same period in the prior year (2010: $26.0 million).

Fees and licensing revenue from both our Hosted Casino and Branded Games businesses are calculated as a percentage of a licensee’s level of activity in its online casino site.  This is affected by the number of active players on the licensee’s site and their related gambling activity.  In addition, these results are influenced by a number of factors such as the entertainment value of the games developed by CryptoLogic, the frequency and success of new game offerings and the effectiveness of the licensee’s marketing programs.  Hosted Casino and Branded Games revenue are also impacted by the relative value of the US dollar to both the euro and the British pound as our licensees provide online casinos in these currencies for which we earn a percentage that is translated into US dollars, our functional currency.

Hosted Casino

Hosted Casino revenue increased 6.5% to $23.4 million for the year ended December 31, 2011 when compared with the same period in the prior year (2010: $22.0 million).  Hosted Casino revenue represented 85.9% of total revenue in the year ended December 31, 2011 (2010: 84.6%).

The increase in revenue in the year ended December 31, 2011 includes an increase in jackpot revenue of $1.4 million, including a revision of our estimate to discharge future jackpot payouts of $0.9 million, and a reduction of $0.3 million in liabilities previously provided against Hosted Casino revenue through the resolution of a dispute with a significant supplier of games.  The relative value of the US dollar positively impacted Hosted Casino revenue by $0.7 million when compared with the same period in the prior year.

Branded Games

Branded Games revenue increased 24.8% to $6.9 million for the year ended December 31, 2011 when compared with the same period in the prior year (2010: $5.5 million).  Branded Games revenue represented 25.2% of total revenue in the year ended December 31, 2011 (2010: 21.1%).  During the year ended December 31, 2011, the Company’s revenue producing games increased from 170 to 212 games.

The increase in Branded Games revenue is primarily due to the increased number of revenue producing games through an increased number of licensees and games per licensee and a reduction of $0.5 million in liabilities previously provided against Branded Games revenue through the resolution of a dispute with a significant supplier of games, partially offset by a lower contribution from a major licensee.  The relative value of the US dollar positively impacted Branded Games revenue by $0.2 million when compared with the same period in the prior year.

Poker

The Company offers a virtual poker room for its licensees using software and technology provided on GTECH Corporation’s International Poker Network.  Fees from online poker are based on a percentage of the licensee’s rake per hand in regular or ring games (the rake is typically 5% of the pot, up to a maximum amount per hand), or fixed entry fees for entry into poker tournaments.

Poker revenue decreased 46.8% to $0.9 million in the year ended December 31, 2011 when compared with the same period in the prior year (2010: $1.6 million).  Poker revenue represented 3.2% of total revenue in the year ended December 31, 2011 (2010: 6.3%).  The decrease in Poker revenue is primarily due to a reduction in contribution from a major licensee.  The relative value of the US dollar did not have a material impact on Poker revenue when compared with the same period in the prior year.

Other Revenue

Other revenue includes fees for software customization, and advertising and marketing services generated from our portal business.

Other revenue decreased 69.5% to $0.3 million for the year ended December 31, 2011 when compared with the same period in the prior year (2010: $1.1 million).  Other revenue represented 1.2% of total revenue in the year ended December 31, 2011 (2010: 4.4%).  The decrease in Other revenue is primarily due to a one-time termination fee from a licensee in Q1 2010.  The relative value of the US dollar did not have a material impact on Other revenue when compared with the same period in the prior year.

Amortization of Royalties

The Company licenses various royalty rights from several owners of intellectual property rights.  These rights are used to produce games for use in Hosted Casino and Branded Games.  Generally, the arrangements require material prepayments of minimum guaranteed amounts which have been recorded as prepayments.  These prepaid amounts are amortized over the life of the arrangement as gross revenue is generated or on a straight-line basis if the underlying games are expected to have an effective royalty rate greater than the agreed amount.  The amortization of these amounts is recorded as a reduction in revenue.

Amortization of royalties increased 11.4% to $3.4 million for the year ended December 31, 2011 when compared with the same period in the prior year (2010: $3.1 million).  Amortization of royalties represented (12.6%) of total revenue in the year ended December 31, 2011 (2010: (11.9%)).  The increase in royalty amortization was as a result of the Company’s regular review of estimates of future revenue under its license arrangements which identified in Q2 2010 that it was appropriate to begin amortizing certain of these royalties on a straight-line basis, such that substantially all of these royalty payments are amortized on a straight-line basis.

Player Restrictions

No revenue is derived from US-based players.

Expenses

Operating Expense

CryptoLogic’s operating expense comprises development and support expense, which includes all personnel costs, equity compensation costs for employee share-based payments, licensee support, marketing, e-cash systems and support costs, customer service expense and expenses related to regulatory compliance.

Operating expense decreased 41.7% to $17.6 million for the year ended December 31, 2011 when compared with the same period in the prior year (2010: $30.1 million).  Operating expense represented 64.4% of revenue in the year ended December 31, 2011 (2010: 116.0%).  The decrease in operating expense was primarily due to the Company’s reorganization plans resulting in reduced headcount-related costs, consulting costs, IT and marketing costs.  The relative value of the US dollar negatively impacted operating expense by $0.7 million when compared with the same period in the prior year.

General and Administrative Expense

General and administrative (“G&A”) expense includes overhead and administrative expense, travel expense and professional fees relating to our business development, infrastructure and public company listings.

G&A expense decreased 24.1% to $5.7 million for the year ended December 31, 2011 when compared with the same period in the prior year (2010: $7.6 million).  G&A expense represented 21.1% of total revenue in the year ended December 31, 2011 (2010: 29.1%).  The decrease in G&A expense was primarily due to the Company’s reorganization plans resulting in reduced rent and occupancy costs, travel costs, and professional fees associated with our annual audit and compliance with Sarbanes Oxley.  The relative value of the US dollar negatively impacted G&A expense by $0.3 million when compared with the same period in the prior year.

Depreciation and Amortization

Depreciation and amortization expense is based on estimated useful lives and includes the depreciation and amortization of our investments in computer equipment, office furniture and equipment, leasehold improvements, computer software and licenses, capitalized software development, brand names, customer lists, domain names and gambling licenses.

Depreciation and amortization decreased 37.0% to $1.5 million for the year ended December 31, 2011 when compared with the same period in the prior year (2010: $2.4 million).  Depreciation and amortization represented 5.5% of total revenue in the year ended December 31, 2011 (2010: 9.1%).  The decrease in depreciation and amortization was primarily due to less amortization on infrastructure and software assets as they become fully depreciated and reduced amortization on assets impaired.  The relative value of the US dollar did not have a material impact on depreciation and amortization when compared with the same period in the prior year.

Profit on Derecognition of Available-For-Sale Assets

Profit on derecognition of available-for-sale assets increased 575.7% to $1.3 million for the year ended December 31, 2011 when compared with the same period in the prior year (2010: $0.2 million).  The increase in profit on derecognition of available-for-sale assets was due to the proceeds from sale of the Company’s investment in 568 Network Inc. of $1.3 million in Q4 2011 and the proceeds from exchange of the Company’s investment in Mikoishi Pte Ltd. of $0.2 million in Q4 2010.

Income Taxes

Income tax expense decreased 511.9% to $2.7 million tax credit for the year ended December 31, 2011 when compared with the same period in the prior year (2010: tax charge $0.7 million).  The decrease in income tax expense was primarily due to the refund of $3.4 million of tax previously paid for potential tax liabilities, and following notification from tax authorities that the tax audits for the tax years 2006 and 2007 had been completed with no significant errors and no requirement to reassess the tax filings for those years.  The Company is subject to tax in many jurisdictions.  This results in a tax charge on transfer pricing of costs between group companies even in periods of overall losses.  The Company is actively working to reduce the number of its subsidiaries, which should reduce the overall tax burden.  The consolidated profit/(loss) comprises losses in some companies and profits in others, which results in a consolidated income tax expense.

Non-Controlling Interest

Pursuant to a business reorganization implemented by way of an Ontario Superior Court of Justice court approved plan of arrangement (the “Arrangement”) and approved by the shareholders on May 24, 2007, CryptoLogic acquired control over all of the issued and outstanding common shares of CryptoLogic Inc., an Ontario company, which through the Arrangement became an indirect subsidiary of CryptoLogic.  As part of the Arrangement, the Company issued either an equivalent amount of CryptoLogic ordinary shares (“Ordinary Shares”) or, in the case of taxable Canadian residents, exchangeable shares (“Exchangeable Shares”) of CryptoLogic Exchange Corporation (“CEC”), an indirect subsidiary of CryptoLogic.  The Exchangeable Shares are, as nearly as practicable, the economic equivalent of Ordinary Shares.  These Exchangeable Shares participate equally in voting and dividends with the shareholders of CryptoLogic.  No additional Exchangeable Shares have been or will be issued.  For more information, see the Management Information Circular dated April 23, 2007 available on www.sedar.com.

For accounting purposes, the Arrangement has been accounted for using the continuity of interest method, which recognizes the Company as the successor entity to CryptoLogic Inc.  Accordingly, financial information presented in the MD&A reflects the financial position, results of operations and cash flows as if the Company has always carried on the business formerly carried on by CryptoLogic Inc., with all assets and liabilities recorded at the carrying values of CryptoLogic Inc.  The interest held by Exchangeable Shareholders has been presented as a non-controlling interest in the consolidated financial statements, as required under IFRS.

Immediately following the Arrangement, a total of 12.6 million Ordinary Shares and 1.3 million Exchangeable Shares were outstanding.  Since then, a total of 484,057 Exchangeable Shares have been exchanged, with the remaining 848,511 Exchangeable Shares being reflected as non-controlling interest as at December 31, 2011.  Non-controlling interest will continue until all Exchangeable Shares have been exchanged into Ordinary Shares or until June 1, 2014 when we will redeem all of the then outstanding Exchangeable Shares in return for Ordinary Shares.

Total Comprehensive Income/(Loss)

Total comprehensive income was $6.5 million or $0.47 per diluted share for the year ended December 31, 2011 (2010: total comprehensive loss $21.6 million or $(1.56) per diluted share).  The movement from loss to income was as a result of increased Hosted Casino and Branded Games revenue and profit on derecognition of available-for-sale assets and decreased amortization of games and decreased operating, G&A, depreciation and amortization, impairment of intangible assets, reorganization and income tax expenses.  Partially offsetting these movements were decreases in Poker and Other revenue and increased amortization of royalties.  Included within the movement from loss to income for the year ended December 31, 2011 is a revision of our estimate to discharge future jackpot payouts of $0.9 million, a reduction of $0.8 million in liabilities previously provided against revenue through the resolution of a dispute with a significant supplier of games and a refund of $3.4 million of tax previously paid for potential tax liabilities.

RESULTS OF OPERATIONS – FOURTH QUARTER 2011

	2011 Q4	Q3	Q2	Q1	2010 Q4	Q3	Q2	Q1
(In thousands of US dollars, except per share data)
Hosted Casino	$5,962	$6,535	$5,698	$5,219	$4,905	$5,552	$5,765	$5,754
Branded Games	1,859	1,410	2,100	1,489	1,363	1,353	1,525	1,254
Poker	189	227	195	253	239	357	440	589
Other	116	87	40	103	147	59	207	723
Revenue before amortization	8,126	8,259	8,033	7,064	6,654	7,321	7,937	8,320
Amortization of royalties	(871)	(853)	(853)	(853)	(898)	(945)	(940)	(297)
Amortization of games	(215)	(187)	(202)	(195)	(243)	(281)	(258)	(382)
Revenue	$7,040	$7,219	$6,978	$6,016	$5,513	$6,095	$6,739	$7,641
Expenses
Operating	4,264	4,090	4,528	4,688	4,851	7,265	9,435	8,578
General and administrative	1,264	1,451	1,628	1,396	1,091	1,655	2,637	2,178
Depreciation and amortization	332	362	391	409	415	478	739	740
Impairment of goodwill and intangible assets	–	–	–	–	(295)	–	5,624	–
Reorganization	–	–	–	–	27	209	1,670	29
	5,860	5,903	6,547	6,493	6,089	9,607	20,105	11,525
Results from operating activities	1,180	1,316	431	(477)	(576)	(3,512)	(13,366)	(3,884)
Net finance income/(costs)	2	(7)	25	29	(204)	(92)	97	388
Profit on derecognition of available-for-sale assets	1,250	–	–	–	185	–	–	–
Profit/(loss) before income taxes	2,432	1,309	456	(448)	(595)	(3,604)	(13,269)	(3,496)
Income tax expense/(credit)	(3,358)	259	213	180	277	115	142	123
Profit/(loss) and total comprehensive income/(loss) for the period	$5,790	$1,050	$243	$(628)	$(872)	$(3,719)	$(13,411)	$(3,619)

Profit/(loss) and total comprehensive income/(loss) attributable to:
Shareholders of CryptoLogic	5,431	988	225	(587)	(815)	(3,439)	(12,480)	(3,378)
Non-controlling interests	359	62	18	(41)	(57)	(280)	(931)	(241)
Profit/(loss) and total comprehensive income/(loss) for the period	$5,790	$1,050	$243	$(628)	$(872)	$(3,719)	$(13,411)	$(3,619)

Earnings/(loss) per share
Basic	$0.42	$0.08	$0.02	$(0.05)	$(0.06)	$(0.27)	$(0.97)	$(0.26)
Diluted	$0.42	$0.08	$0.02	$(0.05)	$(0.06)	$(0.27)	$(0.97)	$(0.26)
Weighted average number of shares (000’s)
Basic	13,820	13,820	13,820	13,820	13,820	13,820	13,820	13,820
Diluted	13,841	13,827	13,866	13,820	13,820	13,820	13,820	13,820

Revenue

Revenue increased 27.7% to $7.0 million for the three months ended December 31, 2011 when compared with the same period in the prior year (Q4 2010: $5.5 million).

Fees and licensing revenue from both our Hosted Casino and Branded Games businesses are calculated as a percentage of a licensee’s level of activity in its online casino site.  This is affected by the number of active players on the licensee’s site and their related gambling activity.  In addition, these results are influenced by a number of factors such as the entertainment value of the games developed by CryptoLogic, the frequency and success of new game offerings and the effectiveness of the licensee’s marketing programs.  Hosted Casino and Branded Games revenue are also impacted by the relative value of the US dollar to both the euro and the British pound as our licensees provide online casinos in these currencies for which we earn a percentage that is translated into US dollars, our functional currency.

Hosted Casino

Hosted Casino revenue increased 21.5% to $6.0 million for the three months ended December 31, 2011 when compared with the same period in the prior year (Q4 2010: $4.9 million).  Hosted Casino revenue represented 84.7% of total revenue in Q4 2011 (Q4 2010: 89.0%).

The increase in revenue in Q4 2011 includes an increase in the contribution from a major licensee of $1.1 million.  The relative value of the US dollar did not have a material impact on Hosted Casino revenue when compared with the same period in the prior year.

Branded Games

Branded Games revenue increased 36.4% to $1.9 million for the three months ended December 31, 2011 when compared with the same period in the prior year (Q4 2010: $1.4 million).  Branded Games revenue represented 26.4% of total revenue in Q4 2011 (Q4 2010: 24.7%).  During the quarter, the Company’s revenue producing games increased from 188 to 212 games.

The increase in Branded Games revenue is primarily due to the increased number of revenue producing games through an increased number of licensees and games per licensee, partially offset by a lower contribution from a major licensee.  The relative value of the US dollar did not have a material impact on Branded Games revenue when compared with the same period in the prior year.

Poker

The Company offers a virtual poker room for its licensees using software and technology provided on GTECH Corporation’s International Poker Network.  Fees from online poker are based on a percentage of the licensee’s rake per hand in regular or ring games (the rake is typically 5% of the pot, up to a maximum amount per hand), or fixed entry fees for entry into poker tournaments.

Poker revenue decreased 20.9% to $0.2 million in the three months ended December 31, 2011 when compared with the same period in the prior year (Q4 2010: $0.2 million).  Poker revenue represented 2.7% of total revenue in Q4 2011 (Q4 2010: 4.3%).  The decrease in Poker revenue is primarily due to a reduction in contribution from a major licensee.  The relative value of the US dollar did not have a material impact on Poker revenue when compared with the same period in the prior year.

Other Revenue

Other revenue includes fees for software customization, and advertising and marketing services generated from our portal business.

Other revenue decreased 21.1% to $0.1 million for the three months ended December 31, 2011 when compared with the same period in the prior year (Q4 2010: $0.1 million).  Other revenue represented 1.6% of total revenue in Q4 2011 (Q4 2010: 2.7%).  The relative value of the US dollar did not have a material impact on Other revenue when compared with the same period in the prior year.

Amortization of Royalties

The Company licenses various royalty rights from several owners of intellectual property rights.  These rights are used to produce games for use in Hosted Casino and Branded Games.  Generally, the arrangements require material prepayments of minimum guaranteed amounts which have been recorded as prepayments.  These prepaid amounts are amortized over the life of the arrangement as gross revenue is generated or on a straight-line basis if the underlying games are expected to have an effective royalty rate greater than the agreed amount.  The amortization of these amounts is recorded as a reduction in revenue.

Amortization of royalties decreased 3.0% to $0.9 million for the three months ended December 31, 2011 when compared with the same period in the prior year (Q4 2010: $0.9 million).  Amortization of royalties represented (12.4%) of total revenue in Q4 2011 (Q4 2010: (16.3%)).

Player Restrictions

No revenue is derived from US-based players.

Expenses

Operating Expense

CryptoLogic’s operating expense comprises development and support expense, which includes all personnel costs, equity compensation costs for employee share-based payments, licensee support, marketing, e-cash systems and support costs, customer service expense and expenses related to regulatory compliance.

Operating expense decreased 12.1% to $4.3 million for the three months ended December 31, 2011 when compared with the same period in the prior year (Q4 2010: $4.9 million).  Operating expense represented 60.6% of revenue in Q4 2011 (Q4 2010: 88.0%).  The decrease in operating expense was primarily due to a reduction in licensee support costs, IT and consulting costs, partially offset by an increase in headcount-related costs.  The relative value of the US dollar did not have a material impact on operating expense when compared with the same period in the prior year.

General and Administrative Expense

General and administrative (G&A) expense includes overhead and administrative expense, travel expense and professional fees relating to our business development, infrastructure and public company listings.

G&A expense increased 15.9% to $1.3 million for the three months ended December 31, 2011 when compared with the same period in the prior year (Q4 2010: $1.1 million).  G&A expense represented 18.0% of total revenue in Q4 2011 (Q4 2010: 19.8%).  The increase in G&A expense was primarily due to an increase in legal fees related to ongoing litigation and shareholder costs, through Q4 2010 benefiting from the release of accruals, partially offset by a reduction in rent and occupancy costs and decreased professional fees associated with our annual audit and travel costs.  The relative value of the US dollar did not have a material impact on G&A expense when compared with the same period in the prior year.

Depreciation and Amortization

Depreciation and amortization expense is based on estimated useful lives and includes the depreciation and amortization of our investments in computer equipment, office furniture and equipment, leasehold improvements, goodwill, computer software and licenses, capitalized software development, brand names, customer lists, domain names and gambling licenses.

Depreciation and amortization decreased 20.0% to $0.3 million for the three months ended December 31, 2011 when compared with the same period in the prior year (Q4 2010: $0.4 million).  Depreciation and amortization represented 4.7% of total revenue in Q4 2011 (Q4 2010: 7.5%).  The decrease in depreciation and amortization was primarily due to less amortization on infrastructure and software assets as they become fully depreciated.  The relative value of the US dollar did not have a material impact on depreciation and amortization when compared with the same period in the prior year.

Profit on Derecognition of Available-For-Sale Assets

Profit on derecognition of available-for-sale assets increased 575.7% to $1.3 million for the three months ended December 31, 2011 when compared with the same period in the prior year (Q4 2010: $0.2 million).  The increase in profit on derecognition of available-for-sale assets was due to the proceeds from sale of the Company’s investment in 568 Network Inc. of $1.3 million in Q4 2011 and the proceeds from exchange of the Company’s investment in Mikoishi Pte Ltd. of $0.2 million in Q4 2010.

Income Taxes

Income tax expense decreased 1,312.3% to $3.4 million tax credit for the three months ended December 31, 2011 when compared with the same period in the prior year (Q4 2010: $0.3 million tax charge).  The decrease in income tax expense was primarily due to the release of $3.7 million of previously recorded accruals for potential tax liabilities, following notification from tax authorities that the tax audits for the tax years 2006 and 2007 had been completed with no significant errors and no requirement to reassess the tax filings for those years.  The Company is subject to tax in many jurisdictions.  This results in a tax charge on transfer pricing of costs between group companies even in periods of overall losses.  The Company is actively working to reduce the number of its subsidiaries, which should reduce the overall tax burden.  The consolidated profit/(loss) comprises losses in some companies and profits in others, which results in a consolidated income tax expense.

Non-Controlling Interest

Pursuant to a business reorganization implemented by way of an Ontario Superior Court of Justice court approved plan of arrangement (the “Arrangement”) and approved by the shareholders on May 24, 2007, CryptoLogic acquired control over all of the issued and outstanding common shares of CryptoLogic Inc., an Ontario company, which through the Arrangement became an indirect subsidiary of CryptoLogic.  As part of the Arrangement, the Company issued either an equivalent amount of Ordinary Shares or, in the case of taxable Canadian residents, Exchangeable Shares of CEC, an indirect subsidiary of CryptoLogic.  The Exchangeable Shares are, as nearly as practicable, the economic equivalent of Ordinary Shares.  These Exchangeable Shares participate equally in voting and dividends with the shareholders of CryptoLogic.  No additional Exchangeable Shares have been or will be issued.  For more information, see the Management Information Circular dated April 23, 2007 available on www.sedar.com.

For accounting purposes, the Arrangement has been accounted for using the continuity of interest method, which recognizes the Company as the successor entity to CryptoLogic Inc.  Accordingly, financial information presented in the MD&A reflects the financial position, results of operations and cash flows as if the Company has always carried on the business formerly carried on by CryptoLogic Inc., with all assets and liabilities recorded at the carrying values of CryptoLogic Inc.  The interest held by Exchangeable Shareholders has been presented as a non-controlling interest in the consolidated financial statements, as required under IFRS.

Immediately following the Arrangement, a total of 12.6 million Ordinary Shares and 1.3 million Exchangeable Shares were outstanding.  Since then, a total of 484,057 Exchangeable Shares have been exchanged, with the remaining 848,511 Exchangeable Shares being reflected as non-controlling interest as at December 31, 2011.  Non-controlling interest will continue until all Exchangeable Shares have been exchanged into Ordinary Shares or until June 1, 2014 when we will redeem all of the then outstanding Exchangeable Shares in return for Ordinary Shares.

Total Comprehensive Income/(Loss)

Total comprehensive income was $5.8 million or $0.42 per diluted share for the three months ended December 31, 2011 (Q4 2010: total comprehensive loss $0.9 million or $(0.06) per diluted share).  The movement from loss to income was as a result of increased Hosted Casino and Branded Games revenue, net finance income and profit on derecognition of available-for-sale assets and decreased operating, depreciation and amortization and income tax expenses.  Partially offsetting these movements were decreases in Poker and Other revenue and increased G&A and impairment of intangible assets expenses.  Included within the movement from loss to income for the three months ended December 31, 2011 is the release of $3.7 million of previously recorded accruals for potential tax liabilities.

LIQUIDITY AND CAPITAL RESOURCES

The consolidated financial statements were prepared on a going concern basis.  The going concern basis assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

The Company incurred significant operating losses of $21.3 million, $37.8 million and $38.1 million and negative cash flows from operations of $11.8 million, $17.8 million and $18.6 million for the three years ended December 31, 2010, 2009 and 2008, respectively, which resulted in a decrease in cash and cash equivalents to $10.6 million, $23.4 million and $36.3 million as of December 31, 2010, 2009 and 2008, respectively.  A continuation of such operating losses, negative cash flows from operations and decreases in cash and cash equivalents may have cast doubt upon the Company’s ability to continue as a going concern.

However, following the significant restructuring in 2010, the Company achieved an operating profit of $2.5 million and positive cash flows from operations of $5.2 million for the year ended December 31, 2011, which resulted in an increase in cash and cash equivalents to $16.6 million as of December 31, 2011.  Management believes that the results of this restructuring have substantially removed any doubts regarding the Company’s ability to continue as a going concern.

Management has considered expectations for future revenues and reduced operating and general and administrative expense and, on that basis, believes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business and, accordingly, it is appropriate to prepare the consolidated financial statements on a going concern basis.

Furthermore, having regard to expectations for future revenues, reduced operating and general and administrative expense and lower levels of future purchase commitments, management expects cash needs to be funded through existing cash resources and operating cash flow.

Net Cash Position

CryptoLogic remained debt-free in 2011.  Cash and cash equivalents at December 31, 2011 were $16.6 million (December 31, 2010: $10.6 million).

The increase in net cash during the year ended December 31, 2011 of $6.0 million is primarily due to cash generated from operations before changes in non-cash operating items of $6.7 million, which is calculated by removing the effect of all non-cash items from net income, a decrease in prepayments of $2.6 million, cash received from derecognition of available-for-sale assets of $1.3 million, an increase in income taxes receivable and payable of $0.9 million, and a decrease in trade and other receivables of $0.3 million, partially offset by a decrease in trade payables and accrued liabilities of $3.1 million and a decrease in provision for jackpots of $2.3 million.

Operating Activities

Cash flow from operating activities was $5.2 million for the year ended December 31, 2011 (2010: $(11.8) million).  The cash flow from operating activities is primarily due to cash generated from operations before changes in non-cash operating items of $6.7 million, which is calculated by removing the effect of all non-cash items from net income, a decrease in prepayments of $2.6 million, an increase in income taxes receivable and payable of $0.9 million, and a decrease in trade and other receivables of $0.3 million, partially offset by a decrease in trade payables and accrued liabilities of $3.1 million and a decrease in provision for jackpots of $2.3 million.

Investing Activities

Cash flow from investing activities was $1.1 million for the year ended December 31, 2011 (2010: $(1.0) million).

Working Capital

Working capital at December 31, 2011 was $20.1 million (December 31, 2010: $12.4 million).

User Funds Held on Deposit

User funds held on deposit at December 31, 2011 was $2.7 million (December 31, 2010: $6.1 million).  The decrease was primarily due to the loss of a minor poker licensee.

Capitalization

Since inception, CryptoLogic has had neither debt nor unutilized credit facilities.  At December 31, 2011, CryptoLogic had 12,970,540 Ordinary Shares outstanding (December 31, 2010: 12,879,920) and 359,250 share options outstanding (December 31, 2010: 223,500).  The 12,970,540 outstanding Ordinary Shares excludes 848,511 (December 31, 2010: 939,131) Exchangeable Shares which are entitled to be exchanged on a one-for-one basis for Ordinary Shares.  Including the Exchangeable Shares, the outstanding Ordinary Shares would be 13,819,051 (December 31, 2010: 13,819,051).  As of March 7, 2012, there were 12,990,240 Ordinary Shares and 828,811 Exchangeable Shares outstanding.

As part of the Arrangement, Canadian residents received Exchangeable Shares.  The Exchangeable Shares are, as nearly as practicable, the economic equivalent of Ordinary Shares.  For accounting purposes, the acquisition is accounted for using the continuity of interest method, which recognizes CryptoLogic as the successor entity to CryptoLogic Inc.  The Exchangeable Shares can be exchanged for an equivalent amount of Ordinary Shares at any time and are accounted for as a non-controlling interest.  On June 1, 2014, the Company will redeem all of the then outstanding Exchangeable Shares for an amount per share equal to the redemption price.  The redemption price will be satisfied through the issuance and delivery of one Ordinary Share for each Exchangeable Share.  CryptoLogic has issued a special voting share to a third party trustee, the purpose of which is to provide holders of Exchangeable

Shares with the right to vote on matters to be voted on by CryptoLogic shareholders.  All outstanding options of CryptoLogic Inc. as of the date of the Arrangement were fully assumed by CryptoLogic under the same terms and conditions as originally granted by CryptoLogic Inc.  The Exchangeable Shares provide those shareholders with the same voting and dividend rights as the Ordinary Shares.  No additional Exchangeable Shares have been or will be issued and all exercises of share options will give rise to the issue of additional Ordinary Shares.

Cash Commitments and Contractual Obligations

Total cash commitments at December 31, 2011 were $4.1 million (December 31, 2010: $7.5 million).

The Company has operating lease agreements for premises expiring at various periods up to May 2020.  The future minimum annual rentals on the operating leases are as follows:

2012	1,186
2013	867
2014	542
2015	374
2016	134
Thereafter	458
$3,561
The Company has guaranteed minimum payments and purchase commitments for certain royalty rights up to 2013 as follows:

2012	$479
2013	100
$579

RESEARCH AND DEVELOPMENT

CryptoLogic makes significant investments in research and development to remain competitive with technology advancements and product evolution in the global online gambling market.  Research and development personnel comprised 19% of our workforce at December 31, 2011 (December 31, 2010: 18%).

CRITICAL ACCOUNTING ESTIMATES

CryptoLogic’s accounting policies are specified in the notes to our annual consolidated financial statements, in particular note 2.  The accounting estimates discussed below are considered particularly important, as they require judgments by management.  Management has instituted policies that are intended to ensure these judgments are well controlled and consistently applied from period to period.

The Company licenses various royalty rights from several owners of intellectual property rights.  These rights are used to produce games for use in Hosted Casino and Branded Games.  Generally, the arrangements require material prepayments of minimum guaranteed amounts which have been recorded as prepayments.  These prepaid amounts are amortized over the life of the arrangement as gross revenue is generated or on a straight-line basis if the underlying games are expected to have an effective royalty rate greater than the agreed amount.  The amortization of these amounts is recorded as a reduction in revenue.

The Company regularly reviews its estimates of future revenues under its license arrangements and, during Q2 2010, the review identified that it was appropriate to begin amortizing certain of these royalties on a straight-line basis, such that substantially all of these royalties are amortized on a straight-line basis.  For the three months ended December 31, 2011 amortization of $0.9 million (2010: $0.9 million) was recorded as a reduction of revenue.  For the year ended December 31, 2011 amortization of $3.4 million (2010: $3.1 million) was recorded as a reduction of revenue.

Several of the Company’s licensees participate in progressive jackpot games.  Each time a progressive jackpot game is played, a preset amount is added to a cumulative jackpot for that specific game or group of games.  Once a jackpot is won, the progressive jackpot is reset with a predetermined amount.    The Company maintains a provision for the reset for each jackpot and the progressive element added as the jackpot game is played.  The provision is sufficient to cover the full amount of any required payout.

During the year ended December 31, 2011, the Company performed an analysis of provision for jackpots and revised its estimated liability for provision for jackpots.  The change in accounting estimate resulted in a reduction of the liability for provision for jackpots and a corresponding increase in revenue of $0.9 million.  At December 31, 2011, provisions included $3.1 million in provision for jackpots (December 31, 2010: $5.4 million).

The Company is involved in certain claims and litigation arising in the ordinary course and conduct of business, including intellectual property matters.  Management assesses such claims and, if considered likely to result in material exposure and, where it is probable that there will be an outflow of economic benefit, provisions for loss are made based on management’s assessment of the likely outcome.  Management does not provide for claims that are considered unlikely to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated.  Any settlements or awards under such claims are provided for when reasonably determinable.  Adjustments will be made to the accrual for such amounts as new information is obtained or the claim settled.

The Company regularly reviews its long-term assets, comprising property, plant and equipment, intangible assets and long-term investments for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable.  Determination of recoverability generally requires the Company to estimate the fair value of the long-term asset, which requires the Company to make assumptions and judgments on several items including, but not limited to, the future cash flows that will be generated by these assets and the appropriate discount rate to apply to those cash flows.  Measurement of any impairment loss for long-lived assets is based on the amount by which the carrying value exceeds the fair value of the asset.

Accounting for both current and future tax requires the Company to make assumptions, judgments and estimates about current tax laws, which require certain interpretations of tax laws in several jurisdictions around the world as well as possible outcomes of current and future audits conducted by the respective tax authorities.  The Company has established reserves for income taxes to address potential exposures involving tax positions that could be challenged by tax authorities.  Although the Company believes our assumptions, judgments and estimates are reasonable, changes in tax laws or our interpretation of tax laws and the resolution of current and any future tax audits could significantly impact the amounts provided for income taxes in its consolidated financial statements.

The Company’s assumptions, judgments and estimates relative to the value of a deferred tax asset take into account predictions of the amount and category of future taxable income, such as income from operations or capital gains income.  Actual operating results and the underlying amount and category of income in future years could render our current assumptions, judgments and estimates of recoverable net deferred taxes inaccurate.  Any of the assumptions, judgments and estimates mentioned above could cause the Company’s actual income tax obligations to differ from its estimates, thus materially impacting its financial position and results of operations.

The Company has a share-based payment scheme for employees.  The fair value of share options is estimated by using the Black-Scholes model on the date of grant incorporating assumptions regarding risk risk-free interest rate, dividend yield, volatility factor of the expected market price of the Company’s shares and the expected life of the options.  Calculations for this scheme with the necessary assumptions inherently mean judgments are required by management.

CHANGE IN ACCOUNTING POLICIES

Recently Issued and Adopted Accounting Pronouncements

International Financial Reporting Standards (“IFRS”)

In February 2008, the Accounting Standards Board (“AcSB”) confirmed that the use of IFRS would be required in 2011 for publicly accountable enterprises in Canada.

The adoption of IFRS has required the restatement of amounts reported by the Company for its previous year end, and of the opening balance sheet as at January 1, 2010.

The IFRS conversion project consisted of three phases which have been completed by the Company.

•
Phase One: Scoping and Diagnostics, which involved project planning and staffing and identification of differences between current Canadian generally accepted accounting principles (“Canadian GAAP”) and IFRS.

•
Phase Two: Analysis and Development, involved detailed diagnosis and evaluation of the financial impacts of various options and alternative methodologies provided for under IFRS; identification and design of operational and financial business processes; initial staff and audit committee training; analysis of IFRS 1 optional exemptions and mandatory exceptions to the general requirement for full retrospective application upon transition to IFRS; summarization of 2011 IFRS disclosure requirements; and development of required solutions to address identified issues.

•
Phase Three: Implementation and Review involved the execution of changes to information systems and business processes; completion of formal authorization processes to approve recommended accounting policy changes; and further training programs across the Company’s finance and other affected areas, as necessary, culminating in the collection of financial information necessary to compile IFRS-compliant financial statements and reconciliations; embedding of IFRS in business processes; and audit committee approval of IFRS-compliant financial statements.

Impact on Internal Controls over Financial Reporting and Disclosure Controls and Procedures

The Company has completed an assessment of its internal controls over financial reporting and its disclosure controls and procedures.  There were no matters identified that materially affect, or are reasonably likely to materially affect the Company’s internal controls over financial reporting.

Changes in Accounting Policies

The guidance for the first time adoption of IFRS is set out in IFRS 1, First-time Adoption of International Financial Reporting Standards.  IFRS 1 provides for certain mandatory exceptions and optional exemptions for first-time adopters of IFRS.  The Company elected to take the following IFRS 1 optional exemptions:

•	To apply the requirements of IFRS 3, Business Combinations, prospectively from the Company’s date of transition.
•	To apply the requirements of IFRS 2, Share-based Payments, only to equity instruments granted after November 7, 2002 which had not vested at the date of transition.

The following mandatory exceptions were adopted by the Company:

•	IFRS 1.B1(a) i. Financial assets and liabilities that had been derecognized before the date of transition to IFRS under Canadian GAAP have not been recognized under IFRS.
•	IFRS 1.B1(b) ii. The Company has only applied hedge accounting in the opening statement of financial position where all the requirements in IAS 39 were met at the date of transition.
•
IFRS 1.14 iii.  The Company has used estimates under IFRS that are consistent with those applied under Canadian GAAP (with adjustment for accounting policy differences) unless there is objective evidence those estimates were in error.

The following consolidated financial statements show the impacts of the differences between IFRS and Canadian GAAP as at the date of transition (January 1, 2010) and as at and for the year ended December 31, 2010.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(In thousands of US dollars)

	Notes	Canadian GAAP	Effect of transition to IFRS January 1, 2010	IFRS
ASSETS
Deferred tax assets		$1,549	$–	$1,549
User funds held on deposit	E	7,929	(7,929)	–
Property, plant and equipment	D	7,774	(4,948)	2,826
Intangible assets	B, D	4,342	4,564	8,906
Total non-current assets		21,594	(8,313)	13,281
Cash and cash equivalents		23,447	–	23,447
Security deposits		250	–	250
User funds held on deposit	E	–	7,929	7,929
Trade and other receivables		7,972	–	7,972
Current tax assets		681	–	681
Prepayments		9,426	–	9,426
Total current assets		41,776	7,929	49,705
Total assets		$63,370	$(384)	$62,986

EQUITY
Share capital		$33,916	$–	$33,916
Share-based payment reserve	A	7,633	(1,987)	5,646
Deficit		(4,753)	1,987	(2,766)
Total equity attributable to shareholders of CryptoLogic		36,796	–	36,796
Non-controlling interest	C	2,948	–	2,948
Total equity		39,744	–	39,744

LIABILITIES
Deferred tax liabilities	B	384	(384)	–
User funds held on deposit	E	7,929	(7,929)	–
Total non-current liabilities		8,313	(8,313)	–
Trade payables and accrued liabilities		13,156	(3,020)	10,136
Provisions		–	3,020	3,020
Income taxes payable		2,157	–	2,157
User funds held on deposit	E	–	7,929	7,929
Total current liabilities		15,313	7,929	23,242
Total liabilities		23,626	(384)	23,242
Total equity and liabilities		$63,370	$(384)	$62,986

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(In thousands of US dollars)

	Notes	Canadian GAAP	Effect of transition to IFRS December 31, 2010	IFRS
ASSETS
Deferred tax assets		$864	$–	$864
User funds held on deposit	E	6,069	(6,069)	–
Property, plant and equipment	D	4,713	(2,128)	2,585
Intangible assets	B, D	95	2,115	2,210
Total non-current assets		11,741	(6,082)	5,659
Cash and cash equivalents		10,584	–	10,584
Security deposits		515	–	515
User funds held on deposit	E	–	6,069	6,069
Trade and other receivables		5,046	–	5,046
Current tax assets		730	–	730
Prepayments		8,942	–	8,942
Total current assets		25,817	6,069	31,886
Total assets		$37,558	$(13)	$37,545

EQUITY
Share capital		$34,129	$–	$34,129
Share-based payment reserve	A	7,826	(2,262)	5,564
Deficit		(25,140)	2,262	(22,878)
Total equity attributable to shareholders of CryptoLogic		16,815	–	16,815
Non-controlling interest	C	1,226	–	1,226
Total equity		18,041	–	18,041

LIABILITIES
Deferred tax liabilities	B	29	(13)	16
User funds held on deposit	E	6,069	(6,069)	–
Total non-current liabilities		6,098	(6,082)	16
Trade payables and accrued liabilities		13,060	(5,353)	7,707
Provisions		–	5,353	5,353
Income taxes payable		359	–	359
User funds held on deposit	E	–	6,069	6,069
Total current liabilities		13,419	6,069	19,488
Total liabilities		19,517	(13)	19,504
Total equity and liabilities		$37,558	$(13)	$37,545

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(In thousands of US dollars, except per share data)

		Canadian GAAP	Effect of transition to IFRS	IFRS
	Notes	Year ended December 31, 2010
Total revenue		$25,988	$–	$25,988
Expenses:
Operating	A, F	30,230	(100)	30,130
General and administrative		7,561	–	7,561
Reorganization		1,935	–	1,935
Impairment of property, plant and equipment	D	1,763	(1,763)	–
Impairment of intangible assets	D	3,566	1,763	5,329
Finance costs	F	65	(65)	–
Depreciation	D	2,047	(1,005)	1,042
Amortization of intangible assets	D	325	1,005	1,330
		47,492	(165)	47,327
Results from operating activities		(21,504)	165	(21,339)
Finance income	F	80	175	255
Finance costs	F	–	(65)	(65)
Net finance costs		80	110	190
Profit on derecognition of available-for-sale assets		185	–	185
Loss before income taxes		(21,239)	275	(20,964)
Income tax expense		657	–	657
Loss and total comprehensive loss for the period		$(21,896)	$275	$(21,621)

Loss and total comprehensive loss attributable to:
Shareholders of CryptoLogic		(20,387)	275	(20,112)
Non-controlling interests		(1,509)	–	(1,509)
Loss and total comprehensive loss for the period		$(21,896)	$275	$(21,621)

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of US dollars)

		Canadian GAAP	Effect of transition to IFRS	IFRS
	Notes	Year ended December 31, 2010
Cash flows from/(used in):
Operating activities:
Loss for the period	A	$(21,896)	$275	$(21,621)
Adjustments for:
Depreciation	D	2,047	(1,005)	1,042
Amortization of intangible assets	D	325	1,005	1,330
Impairment of property, plant and equipment	D	1,763	(1,763)	–
Impairment of intangible assets	D	3,566	1,763	5,329
Deferred tax		684	–	684
Gain on long-term investments		(185)	185	–
Cash received from derecognition of available-for-sale assets		–	(185)	(185)
Interest received		–	(80)	(80)
Unrealized foreign exchange difference on cash and cash equivalents		–	(26)	(26)
Share-based payments	A	193	(275)	(82)
		(13,503)	(106)	(13,609)
Change in operating assets and liabilities:
Change in trade and other receivables		2,926	–	2,926
Change in prepayments		484	–	484
Change in trade payables and accrued liabilities		(2,429)	–	(2,429)
Change in provisions		2,333	–	2,333
Cash flows from/(used in) operating activities		(10,189)	(106)	(10,295)
Income taxes receivable/payable		(1,550)	–	(1,550)
Net cash flows from/(used in) operating activities		(11,739)	(106)	(11,845)
Investing activities:
Acquisition of property, plant and equipment		(822)	–	(822)
Disposal of property, plant and equipment		21	–	21
Acquisition of intangible assets		(243)	–	(243)
Cash received from long-term investments		185	(185)	–
Cash received from derecognition of available-for-sale assets		–	185	185
Interest received		–	80	80
Decrease/(increase) in security deposits		(265)	–	(265)
Net cash flows from/(used in) investing activities		(1,124)	80	(1,044)
Net increase/(decrease) in cash and cash equivalents		(12,863)	(26)	(12,889)
Cash and cash equivalents, beginning of period		23,447	–	23,447
Unrealized foreign exchange difference on cash and cash equivalents		–	26	26
Cash and cash equivalents, end of period		$10,584	$–	$10,584

A.	Share-based payments

The Company has a share option plan for directors, officers and other key employees.  Under Canadian GAAP, share option grants were accounted for as capital transactions at the time of the grant and were reflected as share-based payment reserve in the total equity attributable to the shareholders of the Company.  The fair value of the options was measured at grant date using the Black-Scholes pricing model, and was recognized over the period that the employee earns the options.  The fair value was recognized as an expense in the consolidated statements of comprehensive income/(loss) with a corresponding increase in equity.  The amount recognized as expense was adjusted to reflect the number of share options expected to vest.  The Company did not estimate forfeitures in determining the expense to be recognized over the service period and forfeitures were accounted for as they occurred.

Under IFRS, share options for directors, officers and other key employees are measured initially, based on the fair value of the options, using an option-pricing model.  Each vesting instalment over the vesting period of the options is accounted for as a separate arrangement and the Company estimates the number of options for which the requisite service is expected to be rendered.

B.	Deferred tax

In January 2007, the Company acquired the poker brand and the customer list of Parbet and the assets and operations of Casino.co.uk, a gambling portal.  Included in the allocation of the purchase price, the Company recorded future income tax liabilities.

Under IFRS, a deferred tax liability is not recognized if it arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting profit nor taxable profit.

C.	Non-controlling interest

Under Canadian GAAP, the Company classified non-controlling interest (minority interest) as a separate component between liabilities and equity in the consolidated balance sheets.

Under IFRS, non-controlling interest is classified as a component of equity separately disclosed from the parent shareholders’ equity.

In addition, the Company has elected to avail of the exemption under IFRS 1 not to retrospectively restate any business combinations under IFRS 3 Revised.

D.	Property, plant and equipment

Under Canadian GAAP, the Company classified computer software licenses and capitalized software development costs as property, plant and equipment.

Under IFRS, computer software licenses and capitalized software development costs are classified as intangible assets.

E.	User funds held on deposit

Under Canadian GAAP, the Company classified user funds held on deposit as a separate component of non-current assets.  Under IFRS, user funds held on deposit are reclassified as current assets.

F.	Finance costs

Under Canadian GAAP, the company classified foreign exchange gains and losses as a component of operating expense in the consolidated statements of comprehensive income/(loss).  Under IFRS, foreign exchange gains and losses other than those arising on financial instruments measured at fair value through the profit and loss are recorded as a component of net finance income/costs.  Finance costs are shown on the face of the consolidated statements of comprehensive income/(loss) as an expense after results of operating activities.

SELECTED FINANCIAL INFORMATION

The following selected financial information has been derived from, and should be read in conjunction with the consolidated financial statements for the years ended December 31, 2011, 2010 and 2009.

The table below provides selected financial information for the last three financial years. The comparative information for the financial year ended December 31, 2009 has been prepared in accordance with Canadian GAAP and has not been restated in accordance with IFRS.  Consequently, the information is not entirely comparable.

For the years ended December 31, (in thousands of US dollars, except per share data)	2011 IFRS	2010 IFRS	2009 Canadian GAAP
Revenue	$27,253	$25,988	$39,794
Profit/(loss) and total comprehensive income/(loss) attributable to:
Shareholders of CryptoLogic	6,057	(20,112)	(35,510)
Non-controlling interests	398	(1,509)	(2,963)
Profit/(loss) and total comprehensive income/(loss) for the period	$6,455	$(21,621)	$(38,473)

Earnings/(loss) per share
Basic	$0.47	$(1.56)	$(2.78)
Diluted	$0.47	$(1.56)	$(2.78)
Dividends per share	$–	$–	$0.07

(in thousands of US dollars)	December 31, 2011 IFRS	December 31, 2010 IFRS	January 1, 2010 IFRS
Total assets	$35,802	$37,545	$62,986
Total liabilities	$11,264	$19,504	$23,242

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company classifies all cash, cash equivalents, short-term investments and user funds on deposit as held-for-trading assets, which are measured at fair value and the changes in fair value are recognized in profit or loss.  Transaction costs related to financial assets and financial liabilities that are designated as held-for-trading are expensed as incurred.

Trade and other receivables are classified as loans and receivables and are recorded at amortized cost.  The Company has determined that the carrying value represents fair value as at December 31, 2011 and December 31, 2010.

All trade payables, accrued liabilities and liabilities for user funds held on deposit are recorded at amortized cost.  The Company has determined that the carrying value represents fair value as at December 31, 2011 and December 31, 2010.

Long-term investments are classified as available-for-sale assets which are measured at fair value.  Temporary changes in fair value of long-term investments are recognized in other comprehensive income.  Changes in fair value of long-term investments deemed to be other than temporary are recorded in the consolidated statements of comprehensive income/(loss).  Transaction costs related to available-for-sale assets are included in the carrying value of the asset.

The Company has exposure to credit risk and market risk from its use of financial instruments.

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations.  The carrying amount of the Company’s financial assets represents its maximum credit exposure.

The Company manages its credit risk associated with accounts receivable by maintaining reserves for potential credit losses.  Historically the Company has not experienced any significant credit losses associated with its Hosted

Casino, Branded Games and Poker businesses and does not have any material trade receivable balances greater than 90 days outstanding.  As a result, the Company believes that its trade receivables represent a low credit risk and has never recorded a material expense associated with a credit risk exposure.

The Company manages its credit risk associated with cash and cash equivalents by holding investments, according to Company investment policy, only in banks carrying an S&P rating of BBB+/A-3+ and higher or government guaranteed banks with a similar rating.

Market risk is the risk that changes in the market prices such as fluctuations in foreign exchange rates and interest rates, will affect the Company’s income or the value of its financial instruments.

The Company operates internationally, giving rise to exposure to changes in foreign exchange rates.  The currency risk is derived from revenues denominated in currencies other than the US dollar, its functional currency, primarily the British pound and the euro, and expenses associated with its multinational operations, primarily the Canadian dollar, the British pound and the euro, as well as the respective receivable and payable balances.  The Company believes that it is, to a degree, naturally hedged.  The Company is also exposed to currency risk on cash and cash equivalents and other current assets denominated in foreign currencies.  As at December 31, 2011, approximately 59% of the Company’s financial assets were denominated in its functional currency (December 31, 2010: 66%).

The Company is exposed to interest rate risk principally on its cash deposits and short-term money market investments of generally less than 90 days.  The Company is exposed to both an overall decrease in interest rates as well as the interest rates associated with the currency or location it invests in.

RELATED PARTY TRANSACTIONS

Related party transactions

There were no related party transaction in 2011 and 2010 other than those with key management personnel which are detailed as follows.

Transactions with key management personnel

Key management personnel remuneration includes the following expenses:

	2011	2010
Short-term employee benefits:
Salaries and bonuses	$1,085	$1,973
Independent directors’ fees	154	235
Share-based payments	43	62
Social security costs	123	219
Car allowances	25	49
	1,430	2,538
Post-employment benefits:
Pensions - defined contribution plans	56	57
	56	57
Termination benefits	-	404
	$1,486	$2,999

DISCLOSURE CONTROLS AND PROCEDURES

An evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this Management’s Discussion and Analysis was made under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer.

Based on this evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of December 31, 2011, our disclosure controls and procedures, as defined by National Instrument 52-109 - Certification of Disclosures in Issuers’ Annual and Interim Filings are effective to ensure that information required to be disclosed in reports that we file or submit under Canadian securities legislation is summarized and reported within the time periods specified therein.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting.  Internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards.  It includes those policies and procedures that pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of assets of the Company, provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, that receipts and expenditures are made only in accordance with authorization of management and the Board of Directors, and that prevention or timely detection of the unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the annual or interim financial statements of the Company, is assured.

Management assessed the effectiveness of internal control over financial reporting as at December 31, 2011.  Management based its assessment on criteria established in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and concludes that, as of December 31, 2011, internal control over financial reporting is effective.

Changes in Internal Controls

There have been no changes in our internal control over financial reporting that occurred during the year ended December 31, 2011 that have materially affected or are reasonable likely to materially affect our internal control over financial reporting.

RISKS AND UNCERTAINTIES

An investment in the Company involves significant risks.  Accordingly, prospective investors should consider carefully the specific risk factors set out below in addition to the other information contained in this document before investing in the Company.  Additional risks and uncertainties not presently known to CryptoLogic, or that the Board currently considers immaterial, may also affect the business, financial condition, results or future operations of the Company and the trading price of the Ordinary Shares.  If any of the following risks materializes, the business, financial conditions, results or future operation could be materially and adversely affected.  In such circumstances, the trading price of the Ordinary Shares could decline and investors could lose part or all of their investment.  Before making any investment decision, prospective investors are advised to consult an independent adviser who specializes in advising upon investments.

Current and future legislation and court decisions may have a material impact on our operations and financial results

The Company and our licensees are subject to applicable laws in the jurisdictions in which they operate.  The Company holds government licenses issued by Malta and Denmark to operate Internet gambling sites.  Our Hosted Casino licensees and our Branded Games licensees hold similar licenses issued by various jurisdictions.  Some countries have introduced regulations attempting to restrict or prohibit Internet gambling, while others have taken the position that Internet gambling should be regulated and have adopted or are in the process of considering legislation to enable that regulation.

While the United Kingdom (“UK”) and other European countries such as Malta and Gibraltar have adopted a regime which permits their licensees to accept wagers from any jurisdiction, other countries, including Italy, France, Spain and Denmark have, or are in the process of, implementing regimes which only permit the targeting of the domestic market provided a local license is obtained and local taxes accounted for.  Other European territories continue to defend a licensing regime that protects monopoly providers and have combined this with an attempt to outlaw all other supplies.  Either of these restrictive approaches may yet be deemed to be in potential conflict (in any specific jurisdiction) with European Union (“EU”) treaty law (governing the free movement of trade and services throughout the EU) and case law rendered by the European Court of Justice (the “ECJ”), but recent ECJ decisions have given EU Member States wide latitude in regulating the online gambling markets.  Over the past several years, the European Commission (the “EC”) has attempted to prompt the introduction of directives that would harmonize online gambling within the EU, which is in line with the EC’s stated goal of encouraging a free and open cross-border market.  In early 2011, the EC’s Internal Market Commissioner, Michel Barnier, began an EU-wide consultation and review process on online gambling regulation.  Harmonization in the area of online gambling, however, has met with substantial opposition in the past, and there can be no certainty that the consultation and review will recommend such harmonization or that any recommendation of harmonization will be adopted.  There is, therefore, no indication that any such harmonization will be achieved in the near term.  Contemporaneous with its efforts to harmonize European online gambling laws, the EC has initiated infringement proceedings against various member states in relation to perceived breaches of Article 56 of the Treaty on the Functionality of the EU (which article enshrines the principle of freedom of movement of services), but in most cases these have not reached conclusion.

As companies and consumers involved in Internet gambling are located around the globe, including our licensees and their players, there is uncertainty regarding which government has authority to regulate or legislate the industry.  The Unlawful Internet Gambling Enforcement Act (“UIGEA”), which is designed to prohibit payments relating to Internet gambling was enacted on October 13, 2006 in the United States, and similar legislation may be adopted in other jurisdictions.

Future legislative and court decisions may have a material impact on our operations and financial results.  There is a risk that governmental authorities may view us or our licensees as having violated their local laws, despite CryptoLogic’s contractual requirement that each of its licensees is appropriately licensed to operate its Internet gambling business.  Therefore, there is a risk that civil and criminal proceedings, including class actions brought by or on behalf of prosecutors or public entities, incumbent monopoly providers, or private individuals, could be initiated against us, our licensees, Internet service providers, credit card processors, advertisers and others involved in the Internet gambling industry.  Such potential proceedings could involve substantial litigation expense, penalties, fines, seizure of assets, injunctions or other restrictions being imposed upon us or our licensees or other business partners, while diverting the attention of key executives.  Such proceedings could have a material adverse effect on our business, revenues, operating results and financial condition as well as impact upon our reputation.

There can be no assurance that legally enforceable prohibiting legislation will not be proposed and passed in jurisdictions relevant or potentially relevant to our business to legislate or regulate various aspects of the Internet or the Internet gambling industry (or that existing laws in those jurisdictions will not be interpreted negatively).  Compliance with any such legislation may have a material adverse effect on our business, financial condition and results of operations, either as a result of our determining that a jurisdiction should be blocked, or because a local license may be costly for us or our licensees to obtain and/or such licenses may contain other commercially undesirable conditions.

There have recently been a number of legal developments associated with the manner in which the business of gambling, and in particular, Internet gambling, is treated in the UK and Continental Europe.  Some of these developments can be considered as positive and some as negative.  In this regard a brief summary of the regulatory situation in the UK, Europe, and the United States follows:

United Kingdom

In September 2007, the UK Gambling Act came into force, which regulated online gambling for the first time in that jurisdiction.  Most of the underlying codes in relation to entities established in the UK, or marketing into the UK have been enacted.  However, there is no assurance that the UK regulatory regime as interpreted by the Gambling Commission, the Gambling Act’s independent regulator, will provide a commercially-viable market and may create restrictions that would have a material adverse effect on CryptoLogic’s customers, business, revenues, operating results and/or financial condition.  Indeed, the Department of Culture Media and Sport (the “DCMS”) (the government body with responsibility for overseeing gambling), has announced that it may reconsider one of the main tenets of the Gambling Act, namely that if an online gambling operator were regulated either in Europe or in a jurisdiction approved by the DCMS (the so called “white listed” jurisdictions) such an operator could fully target the UK gambling market.  The DCMS is in the process of conducting a review of online gambling and is expected to publish the results of this review in the next few months, and the minister responsible in the DCMS for gambling stated that the Government was aiming to file remote gambling legislation in the next parliamentary session.  It seems likely that the DCMS will recommend that it will require entities not licensed in the UK to acquire some form of additional accreditation to access the UK market and/or pay taxes in the UK.

Continental Europe

France

The French law authorizing the licensing of online gambling operators came into effect in April 2010, and the first licenses were issued in June 2010.  Licenses are currently available only in relation to poker games and sportsbook.  The French authorities have adopted an aggressive enforcement stance against those operators that attempt to operate in France without a French license.  Moreover, the licenses are subject to undesirable commercial terms, such as limits on maximum payouts and high levels of tax.  Moreover, all poker play can only be amongst French customers, which severely impedes liquidity.

Germany

Online gambling was expressly prohibited in Germany by the State Gambling Treaty of 2008, under which an operator is liable to civil or administrative sanctions.  Article 284 of the German Criminal Code, which applies criminal sanctions to operators who provide online gambling services into Germany without a form of authorization, has been the subject of legal debate over the purported breadth of its application.

Conflicting domestic court decisions on the legality of domestic law relating to online gambling (in light of the uncertainty of the application of Article 284 of the Criminal Code to online gambling businesses licensed outside of Germany, in particular by other EU member states, and the legality of the State Gambling Treaty under EU law) has led to uncoordinated enforcement action.

In September 2010, the ECJ handed down two judgments that call into question the enforceability of the State Gambling Treaty under EU law.  Moreover, the State Gambling Treaty expired on 31 December 2011, requiring Germany to address again the issue of online gambling.  Although fifteen of Germany’s sixteen regional governments agreed a new State Gambling Treaty that attempts to prohibit internet poker and casinos and imposes a tax regime considered unattractive by many operators, the regional government of Schleswig-Holstein has introduced its own licensing regime which attempts to offer an unlimited number of licenses in betting, casino and poker, with a more attractive tax regime.  The divergence between Schleswig-Holstein and the other fifteen regions has created uncertainty as to the status of the regulation of online gambling in Germany.  In addition, the new State Gambling Treaty may also be subject to challenge in the ECJ.  There can be no certainty, therefore, as to what form regulation of online gambling in Germany will take, and whether Germany will continue to ban online gambling or provide licensing of online gambling, nor can there be any certainty as to the terms of licensing (or commercial viability of any license) in the event that licensing is implemented throughout Germany.

Italy

Italy introduced a licensing regime in 2010, which allows licenses for online casino games as well as sports betting and poker.  The administrative, technical, tax and financial burdens, however, associated with these licenses are high.  Moreover, there can be no guarantee that the Company's licensees will be successful in obtaining an Italian license, nor that the Company's games will be approved under the Italian licensing regime.  The Company and its licensees remain at risk that Italy may take aggressive action against parties whose operations are not licensed pursuant to the regulatory regimes established by Italy.

Spain

In May 2011, Spain approved a new online gambling licensing regime which licenses online casinos and poker, but not online slot machine-type games, and imposes taxes and fees on the operators.  The Company and its licensees remain at risk that Spain may take aggressive action against parties whose operations are not licensed in Spain.

The Netherlands

The Dutch government has consistently taken steps to support and protect its state-sponsored casino operator’s (Holland Casino) monopoly, including taking legal action against Internet gambling operators.  In addition, an announcement in 2009 by the Dutch Minister of Justice to the effect that payment support by Dutch banks of online gambling was unlawful (and precluded by existing law) caused a number of operators to be blocked from the territory.  This cautious approach has been further exacerbated by the judgment of the ECJ in June 2010, following the negative opinion of Advocate General Bot, upholding the Dutch regulations as not inconsistent with EU law, in the case referred to the ECJ by Betfair and Ladbrokes.  In the event that the Dutch courts implement the ECJ decision and the government seeks to take further steps to protect the online business of Holland Casino by discouraging other operators from operating in the Dutch marketplace, either through changes in legislation or enforcement measures, the Company and its licensees could be adversely impacted.  In March 2011, the Dutch government announced proposals to grant licenses for Internet gambling in the Netherlands and, in December 2011, the Dutch parliament passed a bill establishing a new Dutch Gaming Authority to be operational from April 2012.  Nevertheless, these proposals to license Internet gambling are at a preliminary stage and subject to the Dutch parliament’s approval.  Therefore, there can be no guarantee that the Dutch government will implement a licensing regime or that the terms of such licenses, including the tax and technical requirements thereof, would create commercially viable conditions for online operators.

Scandinavia

Governments in most Scandinavian countries have attempted to discourage their citizens from gambling with online operators by taxing their citizens’ winnings.  Generally speaking, winnings realized through a state sponsored operator are not taxable, but winnings from other sources can be subject to inconsistent application of taxation law in relation to domestic and non-domestic products in the EU  Until such time as the tax authorities in the various countries make an official pronouncement on the manner in which these tax laws will be applied, it is unclear as to what impact these tax policies will have on the business of the Company or its licensees.  In Norway, the government has specifically banned payment support of online gambling which came into force in 2010.  The ban means only payment support of state-owned gambling services will remain legal.  Sweden prohibits advertising by foreign gambling operators.  In Denmark, the Danish parliament has approved a licensing regime for online gambling, which came into effect on January 1, 2012.  The Company applied for and received a Danish license, effective January 1, 2012.  However, there can be no guarantee that the Company's licensees will also be successful in obtaining a Danish license, nor that the Danish licensing regime or the terms of such licenses, including the tax and technical requirements thereof, will remain commercially viable for online operators.

United States

Since the enactment of UIGEA in October 2006, the Company has prohibited its licensees from taking any wagers from US residents.  UIGEA sought to clarify the illegality of processing or transferring any funds connected with unlawful Internet gambling, although some US enforcement agencies claimed that previous existing legislation similarly outlawed these activities.  Given that the Company had previously derived licensing revenue and provided payment processing solutions (through its e-cash services) on behalf of some licensees who took wagers from the US, there is no guarantee that the US Department of Justice will not seek to prosecute the Company, its officers or directors for alleged historical transgressions or similarly prosecute its licensees or their directors or shareholders.  Such proceedings could result in criminal penalties, substantial fines, damages and sequestration of assets.  They also could damage the reputation of the Company, divert the attention of the Company’s key executives and have a material adverse effect on the business, revenues, operating results and/or financial condition of the Company.

Although there have been a number of recent proposals in various states for intra-state only online gambling licensing regimes, there can be no guarantee that any such proposals will ultimately be successful and there remain doubts as to the compatibility of such a regime with federal law.  Moreover, such limited markets or the terms and conditions of such proposed licensing regimes, may not be commercially viable for online operators.

The loss of a major payment option could limit our ability to accept deposits.

With the enactment of UIGEA, financial institutions in the US ceased to accept online gambling transactions.  There can be no assurance that other financial institutions or credit card issuers outside the US will not enact additional restrictions.  The loss of a major payment option would have a material adverse effect on our business, revenues, operating results and financial condition.

There can be no assurance that the systems and protective measures we have in place will or can guarantee protection against fraudulent activities and unauthorized access from minors.

There can be no assurance that the systems and protective measures we have in place will or can guarantee protection against fraudulent activities and unauthorized access from minors, which could have a material adverse effect on our reputation, business, revenue, operating results and financial conditions.  We attempt to mitigate these concerns with systematic controls and a dedicated anti-fraud team.

In addition to regulations pertaining specifically to online gambling, we may become subject to any number of laws and regulations that may be adopted with respect to the Internet and electronic commerce.

In addition to regulations pertaining specifically to online gambling, we may become subject to any number of laws and regulations that may be adopted with respect to the Internet and electronic commerce.  New laws and regulations that address issues such as user privacy, pricing, online content regulation, taxation, advertising, intellectual property, information security, and the characteristics and quality of online products and services may be enacted.  As well, current laws, which predate or are incompatible with the Internet and electronic commerce, may be applied and enforced in a manner that restricts the electronic commerce market.  The application of such pre-existing laws regulating communications or commerce in the context of the Internet and electronic commerce is uncertain.  Moreover, it may take years to determine the extent to which existing laws relating to issues such as intellectual property ownership and infringement, libel and personal privacy are applicable to the Internet.

The adoption of new laws or regulations relating to the Internet, or particular applications or interpretations of existing laws, could decrease the growth in the use of the Internet, decrease the demand for our products and services, increase our cost of doing business or could otherwise have a material adverse effect on our business, revenues, operating results and financial condition.

Current global financial conditions have been characterized by increased volatility and several financial institutions have either gone into bankruptcy or have had to be rescued by governmental authorities.  Access to public financing has been negatively impacted by both the rapid decline in the value of sub-prime mortgages and the liquidity crisis affecting the asset-backed commercial paper market.

Current global financial conditions have been characterized by increased volatility and several financial institutions have either gone into bankruptcy or have had to be assisted by governmental authorities.  Access to public financing has been negatively impacted by both the rapid decline in value of sub-prime mortgages and the liquidity crisis affecting the asset-backed commercial paper market.  As a result, several major economies have been in prolonged recessions, including but not limited to, the United Kingdom, as well as Ireland, where the Company is headquartered.  If these economies do not recover in a timely manner, future revenues may be adversely impacted.  Secondly, the disruption to the global finance markets may impact the ability of the Company to obtain equity or debt financing in the future on terms favourable to the Company, if at all.  If such increased levels of volatility and market turmoil continue, the Company’s operations could be adversely impacted and the trading price of the Ordinary Shares may be adversely affected.

There can be no assurance that the Internet infrastructure or the Company’s own network systems will continue to be able to support the demands placed on it by the continued growth of the Internet, the overall online gambling industry or of our customers.

The growth of Internet usage has caused frequent interruptions and delays in processing and transmitting data over the Internet.  There can be no assurance that the Internet infrastructure or the Company’s own network systems will continue to be able to support the demands placed on it by the continued growth of the Internet, the overall online gambling industry or of our customers.

The Internet’s viability could be affected if the necessary infrastructure is not sufficient, or if other technologies and technological devices eclipse the Internet as a viable channel.

End-users of our software depend on Internet Service Providers (“ISPs”), online service providers and our system infrastructure for access to the Internet gambling sites operated by the Company and our licensees.  Many of these services have experienced service outages in the past and could experience service outages, delays and other difficulties due to system failures, stability or interruption.  The Company and/or our licensees may lose customers as a result of delays or interruption in service, including delays or interruptions relating to high volumes of traffic or technological problems.  As a result, we may not be able to meet service levels that we have contracted for, putting us in breach of contractual commitments, which in turn could materially adversely affect our business, revenues, operating results and financial condition.

The demand and acceptance for new products and services are subject to a level of uncertainty and growing competition.

The Internet gambling industry continues to evolve rapidly.  The demand and acceptance for new products and services are subject to a level of uncertainty and growing competition, and if our services do not continue to receive market acceptance, our business, revenues, operating results and financial condition could be materially adversely affected.

Our Internet gambling software and electronic commerce services are reliant on technologies and network systems to handle transactions and user information securely over the Internet, which may be vulnerable to system intrusions, unauthorized access or manipulation.

Our Internet gambling software and electronic commerce services are reliant on technologies and network systems to handle transactions and user information securely over the Internet, which may be vulnerable to system intrusions, unauthorized access or manipulation.  As increasingly sophisticated and new ways to commit fraud are devised, our security and network systems may be tested and subject to attack.  We have experienced such system attacks in the past and implemented measures to protect against these intrusions.  However, there is no assurance that all such intrusions or attacks will or can be prevented in the future, and any system intrusion/attack may cause a delay, interruption or financial loss, which could have a material adverse effect on our business, revenue, operating results and financial condition.

If ISPs experience service interruptions, communications over the Internet may be interrupted and impair our ability to carry on business.

Our electronic commerce product relies on ISPs to allow our and our licensees’ customers and servers to communicate with each other.  If ISPs experience service interruptions, communications over the Internet may be interrupted and impair our ability to carry on business.  In addition, our ability to process e-commerce transactions depends on bank processing and credit card systems.  Any system failure as a result of reliance on third parties, including network, software or hardware failure, which causes a delay or interruption in our e-commerce services could have a material adverse effect on our business, revenues, operating results and financial condition.

The Company and the licensees of our software and services compete with existing and established recreational services and products, in addition to other forms of entertainment.

The Company and the licensees of our software and services compete with existing and established recreational services and products, in addition to other forms of entertainment.  Our success will depend, in part, upon our ability to keep pace with technological developments, respond to evolving customer requirements and achieve continued market acceptance.

We compete with a number of public and private companies, which provide electronic commerce and/or Internet gambling software.  In addition to known current competitors, traditional land-based casino operators and other entities, many of which have significant financial resources, an entrenched position in markets and name-brand recognition, may provide Internet gambling services in the future, and thus become our competitors.  As well, such companies may be able to require that their own software, rather than the software of others, including our gambling software or our e-cash systems and support, be used in connection with their payment mechanisms.

The barriers to entry into most Internet markets are relatively low, making them accessible to a large number of entities and individuals.

Increased competition from current and future competitors has and may in the future result in price reductions and reduced margins, or may result in the loss of our market share, any of which could materially adversely affect our business, revenues, operating results and financial condition.

In fiscal 2011, our top 7 licensees accounted for approximately 80% (2010: 81%) of our total revenue before amortization.  In addition, all our key licensees operate from a limited number of licensing jurisdictions.

In fiscal 2011, our top 7 licensees accounted for approximately 80% (2010: 81%) of our total revenue before amortization.  In addition, all our key licensees operate from a limited number of licensing jurisdictions.  The loss of one or more of these key licensees, or the loss of their license to operate in the limited number of licensing jurisdictions, could have a material adverse effect on our business, revenues, operating results and financial condition.

Contracts are subject to renewal, renegotiation and may be contingent on certain performance requirements.  There can be no assurance that license agreements will be renewed or that there will not be a material change in the terms of the contracts, which could adversely affect our business, revenues, operating results and financial condition.

Licensing contracts generally have multi-year terms and have renewal provisions, which provide us with a long-term ongoing revenue stream.  Contracts are subject to renewal, renegotiation and may be contingent on certain performance requirements.  There can be no assurance that license agreements will be renewed or that there will not be a material change in the terms of the contracts, which could adversely affect our business, revenues, operating results and financial condition.

Similar issues exist in respect of brand licensing agreements.  Our Branded Games business is dependent on our ability to continue to incorporate into our Branded Games the intellectual property licensed to us by brand licensors, such as Marvel Comics, DC Comics, a division of Warner Bros., and Paramount Digital Entertainment.  There can be no assurance that key brand license agreements will be renewed or that there will not be a material change in the terms of the contracts, which could adversely affect our business, revenues, operating results and financial condition.

Disputes may also develop with respect to contracts with other parties, including licensees, brand licensors or games development companies, which, if resolved unfavourably to the Company, could adversely affect our business, revenues, operating results and financial conditions.

We are subject to exposure in regard to chargebacks, which may also result in possible penalties and elimination of payment options.

We are subject to exposure in regard to chargebacks, which may also result in possible penalties and elimination of payment options.  Chargebacks refer to any deposit transaction credited to a user’s account that is later reversed or repudiated.  While the Company has various control measures which seek to minimize exposure to chargebacks, it is not possible entirely to eliminate or prevent chargebacks, and a materially increased incidence of chargebacks could have a material adverse effect on our business, revenues, operating results and financial conditions.

There are certain difficulties and risks inherent in doing business internationally, including the burden of complying with multiple and conflicting regulatory requirements, foreign exchange controls, potential restrictions or tariffs on gambling activities that may be imposed.

There are certain difficulties and risks inherent in doing business internationally, including the burden of complying with multiple and conflicting regulatory requirements, foreign exchange controls, potential restrictions or tariffs on gambling activities that may be imposed, potentially adverse tax consequences and tax risks, and changes in the political and economic stability, regulatory and taxation structures, and the interpretation thereof, of jurisdictions in which we and our licensees operate, and in which our and our licensees’ customers are located, all of which could have a material adverse effect on our business, revenues, operating results and financial condition.

There can be no assurance that we will be able to sustain or increase revenue derived from international operations or that we will be able to penetrate linguistic, cultural or other barriers to new foreign markets.

Fluctuations in the exchange rate of world currencies could have a negative effect on our reported results.

Our financial results are reported in US dollars, which is subject to fluctuations as against the value of the currencies in which we operate, including British pounds, euro, and Canadian dollars.  Fluctuations in the exchange rate of world currencies could have a negative effect on our reported results.  There can be no assurance that we will not experience currency losses in the future, which could have a material adverse effect on our business, revenues, operating results and financial condition.

Our effective tax rate in the future could be adversely affected by changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities and changes in tax laws.

We are subject to income taxes in Ireland, Canada, Cyprus, Malta and other jurisdictions.  Our tax calculations involve estimates in several areas including, but not limited to, transfer pricing.  Tax authorities may disagree with our estimates and assess additional taxes, which could have a material adverse effect on our results and financial condition.  In addition, our effective tax rate in the future could be adversely affected by changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities and changes in tax laws.  In particular, the carrying value of future tax assets is dependent on our ability to generate future taxable income in the jurisdiction where we have recognized the deferred tax assets.

We may be involved in litigation arising in the ordinary course of business.  The outcome of such matters cannot be predicted with certainty, and could have a material adverse effect on our business, revenues, operating results and financial condition.

We are involved in litigation arising in the ordinary course of business.  The outcome of such matters cannot be predicted with certainty, and could have a material adverse effect on our business, revenues, operating results and financial condition.

Moreover, from time to time, third parties have asserted and may continue to assert patent, trademark, copyright and other intellectual property rights to technologies or business methods that we consider important.  There can be no assurance that the assertion of such claims will not result in litigation or that we would prevail in any such litigation or be able to obtain a license for the use of any infringed intellectual property from a third party or, if such a license is required, that it would be available on terms acceptable to us.

In December 2010, a significant supplier of games delivered to the Company a notice of arbitration relating to the agreement between the two companies.  In February 2011, the Company delivered to the supplier a notice of termination of the agreement, to take effect from March 2011.  Notwithstanding this termination, in April 2011, a non-binding memorandum of understanding setting out a commercially acceptable solution was signed between the parties with the aim of concluding a binding agreement.  In June 2011, such binding agreement was concluded and signed.

In February 2011, a brand licensor delivered to the Company a notice purporting to terminate the brand license agreement between the two companies, claiming that the Company had breached such agreement.  In May 2011, the brand licensor reaffirmed its position that the brand license agreement is terminated.  The Company believes there is no breach that warrants termination of the agreement.  In June 2011, the Company filed suit against the brand licensor seeking judgment that any breach was cured and the agreement remains in force.  In October 2011, the brand licensor answered the complaint, denying any cure and filed a countersuit seeking monetary damages for the alleged breach of the agreement and a declaration that the agreement has been terminated.  This litigation is ongoing.

Our competitive position is dependent in part upon our ability to protect our proprietary technology.

We rely on a combination of laws and contractual provisions to establish and protect our rights in our software and proprietary technology.  We believe that our competitive position is dependent in part upon our ability to protect our proprietary technology.  We regard our source code as proprietary information, trade secrets and unpublished copyrighted works.  Despite our precautions and measures implemented to protect against such attempts, unauthorized parties may have or could in the future copy or otherwise reverse engineer portions of our products or otherwise obtain and use information that we regard as proprietary.

Our Company has patents and trademarks in certain jurisdictions and is in the process of applying for further trademark registrations and patents, which may provide such protection in relevant jurisdictions.  However, there can be no assurance that this will be sufficient to protect our proprietary technology fully.  In addition, certain provisions of our license agreements, including provisions protecting against unauthorized use, transfer and disclosure, may be found to be unenforceable in certain jurisdictions.

We also have a proprietary interest in our name.  The names “CryptoLogic” and “WagerLogic” have become known in the Internet gambling industry.  Accordingly, our competitive position could be affected if our name were misappropriated and our reputation in any way compromised.

There can be no assurance that the steps we have taken to protect our proprietary rights will be adequate to deter misappropriation of our technology or independent development by others of technologies that are substantially equivalent or superior to our technology.  Any misappropriation of our name, technology or development of competitive technologies could have a material adverse effect on our business, revenues, operating results and financial condition.

We may infringe upon the intellectual property rights of third parties.

Due to the complex, sophisticated and global nature of the business, there can be no assurance that there has been no breach of third parties’ intellectual property rights by the Company, and any adverse judgment in this regard could have a material adverse effect on our business, revenues, operating results and financial condition.

Our future success is dependent on certain key management and technical personnel.

Our future success is dependent on certain key management and technical personnel.  The loss of these individuals or the inability to attract and retain highly qualified employees and advisors could have a material adverse effect on our business, revenues, operating results and financial condition.

Our future success is dependent on the ability to retain and hire personnel.

Our future success is dependent on the ability to retain and hire personnel.  In March 2011, the Company announced the appointment of Deloitte Corporate Finance to act as its independent financial adviser to assist it with a strategic review encompassing a range of options available to the Company from continuing as an independent entity through to the sale of part or all of its business, as well as to provide advice with respect to any potential transaction.  In February 2012, a recommended cash offer from Amaya Gaming Group Inc. for the entire issued and to be issued share capital of CryptoLogic was announced at a price of $2.535 per Ordinary Share.

The strategic review process and the announcement of an offer for CryptoLogic, may create uncertainty amongst personnel.  The ability of the Company to retain such personnel or to hire replacement personnel should certain personnel depart may be adversely affected by such uncertainty, which could have a material adverse effect on our business, revenues, operating results and financial condition.

The challenges of our business and the increasing complexity of our product offerings, coupled with the rapid evolution of our markets, are expected to continue to place a significant strain on our management and operational resources and to increase demands on our internal systems, procedures and controls.

The challenges of our business and the increasing complexity of our product offerings, coupled with the rapid evolution of our markets, are expected to continue to place a significant strain on our management and operational resources and to increase demands on our internal systems, procedures and controls.  Our future operating results will depend on management’s ability to develop and manage growth, enhance our products and services to respond to market demand, deal with competition and evolving customer requirements, manage our system infrastructure and requirements to meet the growing demands of our business, hire and retain significant numbers of qualified employees, accurately forecast revenues and control expenses.  A decline in our revenues without a corresponding and timely slowdown in our expenses, or our inability to manage or build future growth efficiently, could have a material adverse effect on our business, revenues, operating results and financial condition.

The market price of our Ordinary Shares has experienced significant fluctuation and may continue to fluctuate significantly.

The market price of our Ordinary Shares has experienced significant fluctuation and may continue to fluctuate significantly.  The market price of our Ordinary Shares may be adversely affected by various factors, such as proposed Internet gambling legislation or enforcement of existing laws, the loss of a customer, the announcement of new products or enhancements, innovation and technological changes, quarterly variations in revenue and results of operations, changes in earnings estimates by financial analysts, speculation in the press or analyst community and general market conditions or market conditions specific to particular industries, including the Internet and gambling.

In addition, the stock market has from time to time experienced extreme price and volume fluctuations.  These company-specific or broad market fluctuations may adversely affect the market price for our Ordinary Shares.  Anti-online gambling legislation could also impact our ability to remain listed.

Although our Ordinary Shares are listed and traded on the Toronto Stock Exchange, the NASDAQ Global Select Market and the London Stock Exchange’s Main Market, this should not imply that there will always be a liquid market in our Ordinary Shares.  In addition, pursuant to the Arrangement, Exchangeable Shares were issued, which are listed and traded on the Toronto Stock Exchange.  Because of separate listings, the trading prices of the Ordinary Shares and Exchangeable Shares may not reflect equivalent values.  Company-specific or broader market fluctuations may adversely affect the market price of the Exchangeable Shares, and there can be no assurance that there will continue to be an active market for these securities.

In February 2012, a recommended cash offer from Amaya Gaming Group Inc. for the entire issued and to be issued share capital of CryptoLogic was announced at a price of $2.535 per Ordinary Share.  Such offer is conditional upon, inter alia, valid acceptances being received by March 28, 2012 in respect of more than 50% in value of CryptoLogic’s issued share capital and more than 50% of the voting rights attached to CryptoLogic’s issued share capital.  In the absence of the offer completing, the market price of the Ordinary Shares and Exchangeable Shares may be adversely affected.

The Company is subject to listing requirements in respect of its listings on the NASDAQ Global Select Market, the Toronto Stock Exchange and the London Stock Exchange Main Market and, in the absence of compliance with all such listing requirements, may face delisting action with consequent reduction in markets available for its Ordinary Shares to trade.

The Company is subject to listing requirements in respect of its listings on the NASDAQ Global Select Market, the Toronto Stock Exchange and the London Stock Exchange Main Market and, in the absence of compliance with all such listing requirements, may face delisting action with consequent reduction in markets available for its Ordinary Shares to trade.

Under NASDAQ’s continued listing requirements, a security is considered deficient if it fails to achieve at least a $1.00 closing bid price for a period of 30 consecutive business days.  Global Market issuers are provided one automatic 180-day period to regain compliance.  An issuer can regain compliance by achieving a $1.00 closing bid price for a minimum of ten consecutive business days.  The Company’s closing bid price on NASDAQ was below $1.00 between March 1, 2011 and March 18, 2011.

Under NASDAQ’s continued listing requirements, an issuer is required to have an audit committee consisting of at least three independent directors.  Upon Mr. Gavagan’s appointment as Interim Chief Executive Officer, he was no longer considered independent and, accordingly, the Company did not have three independent directors.  The Company reported to NASDAQ that the audit committee comprised only two members.  The Company, under NASDAQ continued listing requirements, rectified this situation at the Annual General Meeting held in June 2011 with the appointment of a third independent director.

The Company incurred significant operating losses and negative cash flows from operations for the three years to December 31, 2010, which resulted in a decrease in cash and cash equivalents in each year.  A reoccurrence of such operating losses, negative cash flows from operations and decreases in cash and cash equivalents may cast doubt upon the Company's ability to continue as a going concern.

The consolidated financial statements were prepared on a going concern basis.  The going concern basis assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

The Company incurred significant operating losses and negative cash flows from operations for the three years to December 31, 2010, which resulted in a decrease in cash and cash equivalents in each year.  A reoccurrence of such operating losses, negative cash flows from operations and decreases in cash and cash equivalents may cast doubt upon the Company's ability to continue as a going concern.

During 2010, management determined that a material reduction in expenses was necessary in order to preserve cash and give the Company sufficient time to focus on increasing revenues.  Accordingly, the Company made a significant restructuring effort resulting in a reduction in operating and general and administrative expense, an operating profit and positive cash flows from operations for the year ended December 31, 2011.  However, the Company may incur further operating losses and negative cash flows in future periods and, if its cash resources and financing options are insufficient, its ability to operate would be adversely impacted.